QUEST CAPITAL CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
THREE MONTHS ENDED MARCH 31, 2007

INTRODUCTION

The following information, prepared as of May 4, 2007, should be read in conjunction with Quest Capital Corp.’s (the “Company”) interim consolidated financial statements for the three months ended March 31, 2007 and its audited annual consolidated financial statements for the years ended December 31, 2006 and 2005 and related notes attached thereto. These statements, together with the related management’s discussion and analysis (“MD&A”), have been prepared in accordance with Canadian generally accepted accounting principles (“Cdn GAAP”). All amounts are expressed in Canadian dollars unless otherwise indicated.

The business of the Company consists of:

• mortgage financings secured by first and second real estate mortgages;
• commercial bridge loans provided primarily to publicly traded development stage companies;
• financial and corporate assistance in arranging equity offerings for companies; and
• management and administrative services to public and private companies.

The Company generates the majority of its revenues through interest it earns on its loan portfolio. The Company’s revenues are subject to the return it is able to generate on its capital, its ability to reinvest funds as loans mature and are repaid and the nature and credit quality of its loan portfolio, including the quality of the collateral security. In addition, the Company generates revenues from gains on the sale of marketable securities and investments. The Company also receives fees from its corporate finance activities; these fees are subject to the number and value of the transactions in which the Company participates.

The following discussion, analysis and financial review is comprised of 13 main sections:

1. RESULTS OF OPERATIONS
2. SUMMARY OF QUARTERLY RESULTS
3. LIQUIDITY
4. RELATED PARTY TRANSACTIONS
5. SUBSEQUENT AND PROPOSED TRANSACTIONS
6. OFF BALANCE SHEET ARRANGEMENTS
7. OUTLOOK
8. CRITICAL ACCOUNTING POLICIES AND ESTIMATES
9. CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION
10. DISCLOSURE OF OUTSTANDING SHARE DATA
11. RISKS AND UNCERTAINTIES
12. FORWARD LOOKING INFORMATION
13. MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Additional information about the Company, including its Annual Information Form and other public filings, are available on SEDAR at www.sedar.com.

1.	RESULTS OF OPERATIONS

Total assets as at March 31, 2007 were $294.0 million comprised of $9.7 million of cash, $2.6 million of marketable securities, $250.3 million in loans, $16.3 million in investments and $15.1 million of other assets.

The loan portfolio at March 31, 2007 was comprised of 89% in first and second real estate mortgages, 9% in the resource sectors and 2% in other sectors. As at December 31, 2006, the loan portfolio was comprised of 87% in first and second real estate mortgages, 12% in resource sectors, and 1% in other sectors. At March 31, 2007, mortgages were located as follows: 48% in British Columbia, 38% in Alberta, 12% in Ontario and 2% in other areas; of which 81% were first mortgages and 19% were second mortgages. This investment concentration may vary from time to time depending on the investment opportunities available, however in the near term the Company does not expect any material changes in the composition of its loan portfolio. As at March 31, 2007, the Company’s loan portfolio consisted of 48 loans.

For the three months ended March 31, 2007 the Company had consolidated earnings before taxes of $9.3 million compared to $8.3 million in the comparative period in 2006. For the three months ended March 31, 2007 the Company had consolidated net earnings of $7.4 million compared to $8.0 million in the comparative period in 2006.

During the three months ended March 31, 2007, the Company has recorded $0.6 million as sales tax expense, related to certain tax filings (refer to management’s report on internal controls over financial reporting).

Interest and Related Fees

Net interest income from the Company’s lending activities increased to $10.8 million for the first quarter of 2007 as compared to $5.8 million in 2006 due to the growth in the loan portfolio year-over-year. Total loans as at March 31, 2007 were $250.3 million as compared to $264.9 million (net of deferred interest and loan fees) as at December 31, 2006, representing a decrease of 6%. During the current quarter approximately 14% of our loan portfolio was repaid. Included in interest and related fees is interest and related fees earned on bridge loans totaling $2.4 million during the three months ended March 31, 2007 and $0.9 million earned during the three months ended March 31, 2006.

Non-Interest Income

During the three months ended March 31, 2007, fees recorded from management and finder’s fees totaled $0.7 million, compared to $1.3 million in the comparative period in 2006. This decrease is primarily due to a decrease in corporate finance services rendered as compared to the first quarter in 2006.

During the three months ended March 31, 2007, the Company recorded trading gains of $1.0 million compared to gains of $1.7 million in the comparative period in 2006.

Net realized gains from the sales of investments resulted in the Company recording gains of $1.1 million in 2007 compared to gains of $3.0 million in the comparative period in 2006.

Expenses and Other

Total expenses and other for the three months ended March 31, 2007 were $4.1 million as compared to $3.4 million in the comparative period in 2006.

Salaries and benefits increased to $0.9 million in 2007 compared to $0.7 million in 2006 as a result of expansion of the business and the addition of new employees. During the three months ended March 31, 2007, the Company’s employees increased by four.

Bonuses for the three months ended March 31, 2007 were $1.4 million as compared to $1.6 million in the comparative period in 2006. This represents amounts allowed under the incentive plan to officers, employees and consultants of the Company. The payments and allocations under such plan are subject to the approval of the Compensation Committee and Board of Directors.
Income tax expense was $1.9 million for the three months ended March 31, 2007, compared to an expense of $0.3 million in the comparative period in 2006. The Company has recognized an additional $1.3 million future tax asset during the three months ended March 31, 2007, based on the likely realization of certain time released tax deductions which will be utilized against future taxable earnings. Income tax expense reported in 2007 is primarily a non-cash item, as it is the draw down of the future tax asset, as shown on the Company’s balance sheet.

During the three months ended March 31, 2007, the Company has recorded $0.6 million as sales tax expense, related to certain tax filings (refer to management’s report on internal controls over financial reporting).

Comprehensive Income

The Company is reporting comprehensive income for the first time, having adopted the new accounting standards for financial reporting which were effective for Canadian companies on January 1, 2007. The most significant components of other comprehensive income were the unrealized mark-to-market gains on the Company’s investments in the available-for-sale investment category and currency translation adjustments.

2.	SUMMARY OF QUARTERLY RESULTS
     (In thousands of Canadian dollars, except per share amounts)

	First Qtr 2007	Fourth Qtr 2006	Third Qtr 2006	Second Qtr 2006	First Qtr 2006	Fourth Qtr 2005	Third Qtr 2005	Second Qtr 2005
Interest and related fees	10,807	10,597	8,781	7,415	5,798	5,555	4,399	4,004
Non-interest income	2,883	1,265	3,368	7,905	5,961	4,028	1,883	2,377
Earnings before taxes	9,315	7,918	9,087	11,664	8,315	5,059	4,291	4,507
Net earnings	7,398	16,021	8,770	10,882	8,028	11,395	4,295	4,550
Basic Earnings Per Share	0.05	0.12	0.06	0.08	0.07	0.10	0.04	0.05
Total Assets	294,025	310,357	284,935	267,891	208,060	189,603	166,928	123,487
Total Liabilities	6,999	32,930	20,885	14,828	8,999	12,009	6,718	7,525

The Company’s interest and related fees have continued to increase for the past eight quarters as the Company’s loan portfolio grows.

Non-interest income varies by quarter depending on the management, advisory, and finder’s fees received, marketable securities’ trading gains/(losses) and realized gains and write-down of investments. Quarter to quarter comparisons of financial results are not necessarily meaningful and should not be relied upon as an indication of future performance.

During the fourth quarter of 2005, second quarter of 2006 and fourth quarter of 2006, net earnings were positively impacted by the recognition of a future tax asset of $6.0 million, $0.8 million and $7.7 million, respectively, as a result of the likely realization of unused tax losses from future earnings.

3.	LIQUIDITY

The Company’s cash resources at March 31, 2007 were $9.7 million as compared to $9.5 million as at December 31, 2006. The Company’s primary focus is to provide loans and its cash balances will vary depending on the timing of loans advanced and repaid.

As at March 31, 2007, the Company has also entered into agreements to advance funds of $3.6 million. Advances under these agreements are subject to a number of conditions including due diligence and completion of documentation.

The Company’s loan portfolio as at March 31, 2007 was $250.3 million comprised of 89% real estate mortgages, 9% in the resource sectors and 2% in other sectors. As at March 31, 2007, 70% of the loan value is scheduled to mature within a year. The Company had approximately $24.8 million of loans impaired as a result of certain principal and/or interest payments being in arrears as at March 31, 2007. The Company has not made any allowance for credit losses as the Company expects to collect the full carrying value of its loan portfolio.

For the three months ended March 31, 2007, cash flow from operations provided $7.8 million as compared to $6.4 million for the comparative period in 2006, as a result of higher earnings.

During the three months ended March 31, 2007, the Company arranged $49.5 million of new loans (net to the Company - $25.8 million) and $46.8 million of loans (net to the Company - $38.9 million) were repaid.

Management is not aware of any trends or expected fluctuations that would create any liquidity deficiencies. The Company believes that cash flow from continuing operations and existing cash resources will be sufficient to meet the Company’s short-term requirements, as well as ongoing operations, and will be able to generate sufficient capital to support the Company’s business. However, the Company assumes short-term debt from time to time to fund its investments and loan operations. The Company currently has a $25 million revolving line of credit with Bank of Nova Scotia. In addition, the Company is reviewing the implementation of other term debt facilities.

The Company has contractual obligations for its leased office space in Vancouver and Toronto. The total minimum lease payments for the years 2007 - 2012 are $3,159,250.

	Obligation due by period
Type of Contractual Obligation	Total	Less than 1 Year	1 - 3 Years	3 - 5 Years	More than 5 Years
Office Leases	$3,159,250	$755,000	$1,639,000	$685,000	$80,250-
Loan Commitments	$3,600,000	$3,600,000	-	-	-
Total	$6,759,250	$4,355,000	$1,639,000	$685,000	$80,250

4.	RELATED PARTY TRANSACTIONS

For the three months ended March 31, 2007, the Company received $0.2 million (2006 - $0.3 million) in advisory, management and finder’s fees from parties related by virtue of having certain directors and officers in common. Other assets include $0.3 million of non-transferable securities held in either private or publicly traded companies related by virtue of certain directors and officers in common.

Loans include $nil (December 31, 2006 - $nil) in amounts due from parties related by virtue of directors and officers in common. During the three months ended March 31, 2007, the Company received $nil (2006 - $0.4 million) in interest and fees from related parties by virtue of certain directors and officers in common. During the three months ended March 31, 2007, the Company has made no additional provision for losses on loans from a party related by virtue of having a director in common.

For the three months ended March 31, 2007, the Company received $12,000 (2006 - $12,000) in syndication loan administration fees from parties related by virtue of certain directors and officers in common.

Marketable securities and investments include $15.4 million (December 31, 2006 - $9,143,000) of shares held in publicly traded companies related by virtue of having certain directors and officers in common. For the three months ended March 31, 2007, the Company recorded a gain on disposal of securities of $0.2 million (2006 - $3.6 million) from parties related by virtue of having certain directors and officers in common.

Included in accounts payable at March 31, 2007 is $4.1 million due to employees, consultants and officers for bonuses.

5.	SUBSEQUENT AND PROPOSED TRANSACTIONS

The Company has no subsequent and proposed transactions to report.

6.	OFF BALANCE SHEET ARRANGEMENTS

The Company has no off balance sheet arrangements.

7.	OUTLOOK

As at March 31, 2007, the Company had $9.7 million of cash on hand. Reinvestment of the Company’s cash as loans are repaid is the primarily focus of management. The Company is not planning any material changes in the make-up of its lending business, although the precise composition of its loan portfolio may vary somewhat from the currently existing percentages as loans are made in the context of market conditions. During the upcoming year, the Company may hire additional employees and raise equity or debt required to fund the growth of the Company’s loan portfolio (also refer to Liquidity).

8.	CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company’s accounting policies are described in Note 3 of its audited consolidated financial statements for the years ended December 31, 2006 and 2005. Management considers the following policies to be the most critical in understanding the judgments and estimates that are involved in the preparation of its consolidated financial statements and the uncertainties which could materially impact its results, financial condition and cash flows. Management continually evaluates its assumptions and estimates; however, actual results could differ materially from these assumptions and estimates.

Provision for Loan Losses

Loans are stated net of an allowance for credit losses on impaired loans. Such allowances reflect management’s best estimate of the credit losses in the Company’s loan portfolio and judgments about economic conditions. The evaluation process involves estimates and judgments, which could change in the near term, and result in a significant change to a recognized allowance.

The Company’s Credit Committee reviews its loan portfolio at least on quarterly basis and specific provisions are established on a loan-by-loan basis. In determining the provision for possible loan losses, the Company considers the following:

• length of time the loans have been in arrears;
• the overall financial strength of the borrowers;
• the nature and quality of collateral and, if applicable, guarantees;
• secondary market value of the loans and the collateral; and
• the borrower’s plan, if any, with respect to restructuring the loans.

Valuation of Investments

The Company’s investments are primarily held in public companies. Effective January 1, 2007, investments are recorded on the balance sheet at their fair value. Fair value is determined directly by reference to quoted market price in an active market.

Future Tax Asset

The Company has recognized a future tax asset based on the likely realization of tax losses which are to be utilized against future earnings. The Company will reassess at each balance sheet date its existing future income tax assets, as well as potential future income tax assets that have not been previously recognized. In determining whether an additional future income tax asset is to be recognized, the Company will assess its ability to continue to generate future earnings based on its current loan portfolio, expected rate of return, the quality of the collateral security and ability to reinvest the funds. If an asset has been recorded and the Company assesses that the realization of the asset is no longer viable, the asset will be written down. Conversely, if the Company determines that there is an unrecognized future income tax asset which is more-likely-than-not to be realized, it will be recorded in the balance sheet and statement of earnings.

9.	CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

Effective January 1, 2007, the Company adopted the Canadian Institute of Chartered Accountants (CICA) Handbook Section 3855 Financial Instruments - Recognition and Measurement, Section 3865 Hedges and Section 1530 Comprehensive Income (the “Financial Instrument Standards”). As the Company has not undertaken any hedging activities, adoption of Section 3865 currently has no impact on the Company. Prior to January 1, 2007, the principal accounting policies affecting the Company’s financial instruments were: marketable securities were valued at the lower of average cost and market value, investments were valued at cost or at cost less amounts written off to reflect any impairment in value that is considered to be other than temporary, loans were stated net of an allowance for credit losses on impaired loans and other assets were valued at their net realizable value.

The adoption of the Financial Instrument Standards requires the presentation of a separate statement of comprehensive income. Loans are recorded at amortized cost, subject to impairment reviews. Fees received for originating the loan are netted against the loan’s cost and is recognized in net earnings using the effective interest method. Investments and marketable securities are recorded in the consolidated balance sheet at fair value. Fair value is determined directly by reference to quoted market prices in an active market. Changes in fair value of marketable securities are recorded in income and changes in the fair value of investments have been reported in other comprehensive income. The transitional adjustments in respect of these standards have been made to the opening marketable securities, investments and loan balances and adjusted through retained earnings and accumulated other comprehensive income, as at January 1, 2007. Prior periods have not been restated.

As a consequence of adopting the Financial Instrument Standards at January 1, 2007, retained earnings increased by $0.3 million, currency translation adjustment decreased by $1.2 million and accumulated other comprehensive income increased by $3.4 million. These movements reflect an increase of $0.4 million in marketable securities, $3.4 million increase in investments, a decrease in future tax asset of $1.3 million, a decrease in deferred interest and loan fees of $4.6 million and a decrease in loans of $4.6 million. These adjustments represent the net gain on measuring the fair value of held for trading and available for sale investments, which had not been recognized on a fair value basis prior to January 1, 2007.

10.	DISCLOSURE OF OUTSTANDING SHARE DATA

As at May 4, 2007, the Company had the following common shares, stock options and compensation options outstanding:

Common shares	145,062,628
Stock options	10,474,301
Compensation options	1,133,775
Fully diluted shares outstanding	156,670,704

Dividends

As a reflection of the continued profitability in the Company’s business, on November 1, 2006 its board of directors approved an increase in its dividend rate from $0.06 per year to $0.08 per year. This new dividend will be paid quarterly, at the rate of $0.02 per share.

11.	RISKS AND UNCERTAINTIES

Additional risks factors are disclosed under “Risk Factors” in the Annual Information Form filed on SEDAR at www.sedar.com.

Liquidity Risk

The Company maintains a sufficient amount of liquidity to fund its obligations as they come due under normal operating conditions. As at March 31, 2007, 70% of the value of the loan portfolio is scheduled to mature within a year.

Credit Risk

Credit risk management is the management of all aspects of borrower risk associated with the total loan portfolio, including the risk of loss of principal and/or interest from the failure of the borrowers to honour their contractual obligations to the Company.

The Company generally provides real estate mortgages to approximately 75% of the value of the security and generally provides commercial bridge loans to primarily publicly traded development stage companies to approximately 50% of the value of guarantees and security (also refer to results of operations for current loan composition details). The Company provides for loan losses on a specific loan basis and had no provision as at March 31, 2007.

12.	FORWARD LOOKING INFORMATION

These materials include certain statements that constitute “forward-looking statements” within the meaning of Section 27A of the United States Securities Act of 1933 and Section 21E of the United States Securities Exchange Act of 1934. These statements appear in a number of places in this document and include statements regarding our intent, belief or current expectation and that of our officers and directors. Such forward-looking statements involve known and unknown risks and uncertainties that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. When used in this document, words such as “believe”, “anticipate”, “estimate”, “project”, “intend”, “expect”, “may”, “will”, “plan”, “should”, “would” “contemplate”, “possible”, “attempts”, “seek”, and similar expressions are intended to identify these forward-looking statements. These forward-looking statements are based on various factors and were derived utilizing numerous assumptions that could cause our actual results to differ materially from those in the forward-looking statements. Accordingly, you are cautioned not to put undue reliance on these forward-looking statements. Forward-looking statements include, among others, statements regarding our expected financial performance in future periods, our plan of operations and our business strategy and plans or budgets.

13.	MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. While management believes there are no deficiencies in internal controls over financial reporting which would result in a material misstatement, for the quarter ended March 31, 2007, management recognized that improvements in previously designed internal controls related to certain tax filings were required. Management is taking appropriate action and any deficiencies that exist will be being remediated.